Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Sundial Growers Inc. (“Sundial” or the “Purchaser”)

919 – 11 Avenue SW, Suite 300

Calgary, AB T2R 1P3

ITEM 2	Date of Material Change

October 7, 2021

ITEM 3	News Release

A press release was issued and disseminated through Cision Newswire on October 7, 2021. The press release was subsequently filed on Sundial’s SEDAR profile at www.sedar.com.

ITEM 4	Summary of Material Change

On October 7, 2021, Sundial announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Alcanna Inc. (“Alcanna” or the “Company”, and together with Sundial, the “Parties”) pursuant to which Sundial has agreed to acquire all of the issued and outstanding common shares in the capital of the Company (“Alcanna Shares”) by way of a statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Under the Arrangement, holders of Alcanna Shares (“Alcanna Shareholders”) will receive, in exchange for each Alcanna Share held, 10.69 common shares of Sundial (“Purchaser Shares”), representing total consideration of approximately $346 million (the “Purchase Price”). The Arrangement is expected to be completed in December 2021 or in the first quarter of 2022.

ITEM 5.1	Full Description of Material Change

The following description is a summary of the Arrangement Agreement and is subject to and qualified in its entirety by the full text of the Arrangement Agreement, which is available on Sundial’s SEDAR profile at www.sedar.com.

The Arrangement

On October 7, 2021, the Purchaser and the Company entered into the Arrangement Agreement. The Arrangement Agreement provides that the Purchaser will acquire all of the issued and outstanding Alcanna Shares by way of the Arrangement, pursuant to which Alcanna Shareholders will receive, in exchange for each Alcanna Share held, 10.69 Purchaser Shares. The Arrangement is subject to certain customary conditions as summarized below; however, reference should be made to the full text of the Arrangement Agreement. The Arrangement is expected to be completed in December 2021 or in the first quarter of 2022, and in any event prior to the Outside Date (as defined below). Assuming the Arrangement is completed, the Company will become a wholly owned subsidiary of the Purchaser and the Alcanna Shares will be de-listed from the Toronto Stock Exchange (“TSX”).

Conditions to Completion of the Arrangement

To be effective, the Arrangement must be approved by: (i) not less than two-thirds of the votes cast in respect of the special resolution to approve the Arrangement, substantially in the form set out in Schedule B to the Arrangement Agreement (the “Arrangement Resolution”), by Alcanna Shareholders present in person or represented by proxy at the special meeting of the Alcanna Shareholders, which is expected to be held on or about December 14, 2021, to consider the Arrangement (the “Company Meeting”); and (ii) if required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority of the votes cast on the Arrangement Resolution by the Alcanna Shareholders (other than those the votes of which are required to be excluded from the “minority approval” vote under MI 61-101) present in person or represented by proxy at the Company Meeting.

The Arrangement is also subject to certain other conditions, including, among others: (i) the receipt of an Interim Order and Final Order from the Court of Queen’s Bench of Alberta (the “Court”); (ii) the receipt of all key regulatory approvals (including, without limitation, the approval under the Competition Act (Canada) and all necessary regulatory approvals of the applicable governmental entities having jurisdiction under applicable alcohol retail laws, the Gaming, Liquor and Cannabis Act (Alberta), the Cannabis Control (Saskatchewan) Act and the Cannabis License Act, 2018 (Ontario) (collectively, the “Key Regulatory Approvals”)) in respect of the completion of the transactions contemplated by the Arrangement Agreement including, without limitation, the Arrangement and any necessary or desirable pre-closing reorganizations involving the Parties); (iii) approval of the listing on the NASDAQ of the Purchaser Shares to be issued to Alcanna Shareholders as consideration pursuant to the Arrangement; (iv) Alcanna Shareholders shall not have validly exercised their dissent rights in connection with the Arrangement with respect to more than 10% of the outstanding Alcanna Shares; (v) no governmental entity having jurisdiction over the any party to the Arrangement Agreement or the Arrangement shall have enacted, issued, promulgated, enforced or entered any judgment, decree, injunction, ruling, award, decision, determination, finding or order (whether temporary, preliminary or permanent) against the Purchaser, the Company or their respective subsidiaries or in respect of the Arrangement which is then in effect and, directly or indirectly, has the effect of materially altering the terms and conditions of the transactions contemplated by the Arrangement Agreement, preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by the Arrangement Agreement (including, in particular, the Arrangement and any necessary or desirable pre-closing reorganizations involving the Parties), or that would reasonably be expected to have a material adverse effect on the Company either before or after completion of the Arrangement; (vi) other than in relation to the approval required under the Competition Act (Canada), no action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of the Purchaser, threatened by any governmental entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by the Arrangement Agreement (including, in particular, the Arrangement and any necessary or desirable pre-closing reorganizations involving the Parties), or that would reasonably be expected to have a material adverse effect on the Parties before or after completion of the Arrangement; (vii) the completion prior to the closing of the Arrangement by the Purchaser of all necessary actions to ensure that one director of the board of directors of the Company (being a person mutually agreed upon by the Parties, each acting reasonably) is appointed to the board of directors of the Purchaser immediately after the completion of the Arrangement; and (viii) certain other customary conditions.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations and warranties made by each of the Company and the Purchaser and also contains customary covenants, including among others, agreements in respect of business conduct during the period between the execution of the Arrangement Agreement and the closing date of the Arrangement, to maintain applicable material contracts and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party or as permitted under the Arrangement Agreement.

In addition, subject to the terms and conditions of the Arrangement Agreement, the Parties have agreed to use commercially reasonable efforts to obtain and maintain the Key Regulatory Approvals so as to enable the closing of the Arrangement to occur as soon as reasonably practicable and in any event no later than February 28, 2022, or such later date as may be agreed to in writing by the Parties, subject to the right of either Party, with the consent of the other Party, to postpone for up to an additional 90 days (in 30 day increments) in certain circumstances (in each case, the “Outside Date”). Further, the Parties agreed to use their commercially reasonable efforts to cause the common shares of Nova Cannabis Inc. to be listed on the NASDAQ and to cause the Alcanna Shares to be de-listed from the TSX with effect immediately following the completion of the Arrangement. In connection with the Arrangement, it is expected that one director of Alcanna will be appointed as a director of Sundial.

Non-Solicitation and Termination Fee

The Arrangement Agreement provides for, among other things, customary support and non-solicitation covenants from the Company, including customary “fiduciary out” provisions that allow the Company to accept a Superior Proposal (as defined in the Arrangement Agreement) in certain circumstances and subject to a five business day “right to match period” in favour of the Purchaser. The Arrangement Agreement may be terminated prior to the completion of the Arrangement by one or both of the Parties for various customary reasons. The Arrangement Agreement also provides for the payment of a termination fee of $10 million payable by the Company in the event the Arrangement is terminated in certain specified circumstances. If the Arrangement Agreement is terminated or otherwise not completed under certain specified circumstances, the Parties have agreed to pay reasonable documented out-of-pocket costs and expenses in connection with the Arrangement.

Approval by Alcanna’s Board of Directors

Alcanna’s board of directors has unanimously approved the Arrangement after receiving the unanimous recommendation of a special committee of independent directors of Alcanna. Alcanna’s board of directors has unanimously resolved to recommend that Alcanna Shareholders vote in favour of the Arrangement.

Fairness Opinion

Paradigm Capital Inc. has provided a fairness opinion to the board of directors of Alcanna that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Alcanna Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Alcanna Shareholders.

Voting Support Agreements

All directors and executive officers of Alcanna who own Alcanna Shares, as well as certain other Alcanna Shareholders collectively holding approximately 12% of the Alcanna Shares (the “Supporting Shareholders”), have entered into voting support agreements (the “Support Agreements”) with Sundial pursuant to which, among other things, the Supporting Shareholders thereto have agreed to vote their Alcanna Shares in favour of the Arrangement.

The description of the Support Agreements above is subject to and qualified in its entirety by the full text of the forms of Support Agreements, which are available under Sundial’s SEDAR profile at www.sedar.com.

Shareholder Meeting

A full description of the Arrangement will be set forth in the management information circular of the Company, which will be mailed to Alcanna Shareholders in connection with the Company Meeting by mid-November 2021. The Company Meeting is expected to be held on or about December 14, 2021. The Arrangement is expected to be completed in December 2021 or in the first quarter of 2022.

ITEM 5.2	Disclosure for Restructuring Transactions

N/A.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, contact Sophie Pilon, Corporate Communications Manager, by telephone at 1-587-327-2017 or 1-403-815-7340, or by email at spilon@sundialgrowers.com.

ITEM 9	Date of Report

October 18, 2021

Forward-Looking Statements

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the anticipated receipt of required Alcanna Shareholder, regulatory, Court, stock exchange or other approvals, the ability of the Parties to satisfy the other conditions to the closing of the Arrangement, the timing of the Company Meeting and the anticipated timing for closing of the Arrangement. Forward-looking information is typically, but not always, identified by the use of words such as “will”, “expected”, “projected”, “to be” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this material change report includes, but is not limited to, statements regarding: the completion of the Arrangement on the current terms thereof; the anticipated receipt of required approvals of the Alcanna Shareholders, the anticipated receipt of Key Regulatory Approval, court approval, stock exchange (including NASDAQ) or other approvals; the expected date of the Company Meeting; the expected time of completion of the Arrangement; the listing of common shares of Nova Cannabis Inc. on the NASDAQ and the de-listing of the Alcanna Shares from the TSX; and the market value of the consideration to be received by the Alcanna Shareholders.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Arrangement being completed on the timelines and on the terms currently anticipated or at all; all necessary Alcanna Shareholder, Court, stock exchange and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the business and operations of both Sundial and Alcanna, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; and the receipt by Alcanna of necessary retail liquor and retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

The Purchaser cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Arrangement is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary Alcanna Shareholder, Court, stock exchange or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Arrangement are not satisfied or waived; the listing of the common shares of Nova Cannabis on the NASDAQ; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the completion of the Arrangement as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Alcanna does not receive the necessary retail liquor or cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada; risks inherent in the liquor retail and cannabis industries; as well as other factors described under the heading “Risk Factors” in Alcanna’s annual information form for the year ended December 31, 2020 and under the heading “Risk Factors” in Sundial’s annual report on form 20-F for the year ended December 31, 2020, each of which are located on SEDAR. In addition, if the Arrangement is not completed, and each of the Parties will continue as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of each of the Parties to the completion of the Arrangement could have an impact on either of the Parties’ business relationships, and could have a material adverse effect on the current and future operations, financial conditions and prospects of either of the Parties. Readers are cautioned that this list of risk factors should not be construed as exhaustive. Accordingly, the Purchaser warns readers to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Purchaser cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represent expectations as of the date of this material change report and are subject to change after such date. However, the Purchaser is under no obligation (and the Purchaser expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed Arrangement referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, Court, Alcanna Shareholder, stock exchange and regulatory approvals. Accordingly, there can be no assurance that the proposed Arrangement will occur, or that it will occur on the terms and conditions contemplated in this material change report. The proposed Arrangement could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the Arrangement will be fully realized. In addition, if the Arrangement is not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of each party to the completion of the Arrangement could have an impact on such party’s current business relationships including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.